UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes in Board of Directors

On January 16, 2026, YD Bio Limited (the “Company” or the “Registrant”) announced that YD Biopharma Holding Limited and EG Biomed Limited, two stockholders of the Company whose combined holdings constitute a majority of the Company’s voting rights, delivered a shareholders’ written consent (the “Written Consent”) to the Company’s registered office pursuant to the Company’s governing documents and the applicable laws of the Cayman Islands. According to the Written Consent, four members of the Company’s Board of Directors (the “Board”), Joe Douglas Ramsey, Albert Scott McLelland, Michaela Ann Griggs and Janet Hall, were removed as directors effective December 30, 2025, and two new directors, Dr. Kochi Chang and Dr. Shao-Da Lu were elected to the Board effective December 30, 2025.

Dr. Kochi Chang has served as a Member of the Advisory Committee at the Intelligent Computing Research Laboratory, California State University of Fullerton, a nonprofit research institution since May 2022. Previously, he was the Director of the Prosthetics Division at Dentsply International, a for-profit manufacturer of medical devices from June 2006 to August 2013. He co-founded and has served as the Chairman and CEO of Prident International Inc. in California since January 2003. Dr. Chang earned his Bachelor of Dentistry degree from the School of Dentistry at Taipei Medical University in Taiwan.

Dr. Shao-Da Lu has served as the Director at Lü Shao-Da Holistic Health Clinic since October 1992. He has served as the Deputy Secretary-General at the National Federation of Medical Doctors’ Associations, Republic of China since Aug 2017. From September 1983 to August 1987, he worked as a specialist in internal medicine at Linkou Chang Gung Memorial Hospital. From September1981 to August 1982, he was a pediatrician at the Taipei Women and Children’s Hospital. He also holds management and directorship positions at several medical professional associations. Dr. Lu earned his M.D. from China Medical University, College of Medicine.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 16, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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